05/07

GOVERNMENT APPROVAL GRANTED IN BAUXITE SALE

Toronto, Ontario, February 13, 2007 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce that the Government of Guyana has given its approval of the sale of IAMGOLD’s interest in Omai Bauxite Mining Inc. (“OBMI”) and Omai Services Inc. (“OSI”) to Bosai Minerals Group Co., Ltd. (“Bosai Minerals”), pursuant to a Share Purchase agreement originally announced on December 19, 2006. The Government of Guyana, a 30% shareholder of OBMI, through the state owned National Industrial and Commercial Investments Limited (NICIL) has also waived the right of first refusal under the OBMI Shareholder Agreement. The transaction includes total consideration to IAMGOLD of approximately $46 million, comprised of $28 million paid cash, subject to working capital and other adjustments, and the assumption by Bosai Minerals of $18 million in third-party debt. The transaction will give Bosai Minerals 70% ownership interest in OBMI and 100% ownership of OSI.

“We are pleased that the Government of Guyana has accepted Bosai Minerals as a strong partner who is committed to the long-term development of the Bauxite operations in the Linden area,” stated Joseph Conway, President & CEO of IAMGOLD. “We look forward to continuing our good relationship with the Government and people of Guyana.”

Now that formal approval from the Government of Guyana has been received, the remaining documents and third party approvals are expected within days. The transaction will continue to have an effective date of December 31, 2006. Bosai Minerals Management is scheduled to arrive on site on or before February 28th.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CCNMatthew’s website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.